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FILE NO. 082-35033

July 18, 2007

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Idemitsu Kosan Co., Ltd.
Rule 12g3-2(b) Exemption

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, as legal counsels to Idemitsu Kosan Co., Ltd. (the "Company") with respect to its international offering of common stock, enclose herewith English translation of the document which contents were announced by the Company:

- Notice of Resolutions of the 92nd Ordinary General Meeting of Shareholders (dated June 28, 2007)

Yours truly,

Kaoruko Suzuki

PROCESSED
AUG 01 2007
THOMSON
FINANCIAL

Encl
cc: Idemitsu Kosan Co., Ltd.

dlw 7/31

FILE NO. 082-35033

(Translation)

June 28, 2007

NOTICE OF RESOLUTIONS OF THE 92ND ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Please take notice that at the 92nd Ordinary General Meeting of Shareholders of the Company held today, reports were made and resolutions were adopted as described below.

Yours very truly,

Akihiko Tembo
President and Representative Director

Idemitsu Kosan Co., Ltd.
1-1, Marunouchi 3-chome,
Chiyoda-ku, Tokyo, Japan

Description

Matters reported:

1. Report on the business report, the consolidated financial statements and the results of audit of the consolidated financial statements by the account auditors and the Board of Statutory Auditors for the 92nd fiscal year (from April 1, 2006 to March 31, 2007)

2. Report on the financial statements for the 92nd fiscal year (from April 1, 2006 to March 31, 2007)

The Company reported the contents of the above-mentioned financial statements.

Matters resolved:

Proposition No. 1: Election of 11 Directors

Messrs. Akihiko Tembo, Masao Harada, Masakatsu Tanaka, Kazuhisa Nakano, Shuichi Omiya, Kenichi Matsui, Atsuo Hashimoto and Takatoshi Hiruma, eight in all, were reelected as Directors and Messrs. Yoshinori Kawamoto, Yasuo Sakamoto and Zenichi Suda, three in all, were newly elected as Directors, and assumed office, respectively.

Proposition No. 2: Election of one (1) Statutory Auditor

Mr. Yasuo Izu was elected as Statutory Auditor and assumed office.

Proposition No. 3: Election of account auditors

Ernst & Young ShinNihon was elected as account auditor and assumed office.

- END -

- - - - -

At the meeting of the Board of Directors held following the close of this Ordinary General Meeting of Shareholders, the Representative Directors and Directors with specific titles were elected and at the meeting of the Board of Statutory Auditors also held thereafter, the full-time Statutory Auditors were elected.

The officers of the Company are as follows:

President and Representative Director	Akihiko Tembo
Executive Vice President and Representative Director	Masao Harada
Executive Vice President and Representative Director	Masakatsu Tanaka
Executive Vice President and Representative Director	Kazuhisa Nakano
Managing Director	Shuichi Omiya
Managing Director	Kenichi Matsui
Managing Director	Atsuo Hashimoto
Managing Director	Takatoshi Hiruma
Director	Yoshinori Kawamoto
Director	Yasuo Sakamoto
Director	Zenichi Suda
Full-time Statutory Auditor	Tetsuya Nagao
Full-time Statutory Auditor	Yasuo Izu
Statutory Auditor	Masahiro Inoue
Statutory Auditor	Koichi Kumazaki
Statutory Auditor	Michihisa Ono

(Note) Statutory Auditors Masahiro Inoue, Koichi Kumazaki and Michihisa Ono are external auditors.

Payment of year-end dividends

Year-end dividends, as determined by the Board of Directors pursuant to Article 38 of the Articles of Incorporation of the Company, became payable as from June 7, 2007.

We hereby recommend you to confirm that a "Notice of Payment of Dividends" and a "Notice of Payment by Postal Transfer" (if you have elected to receive payment of dividends by transfer to your bank account, a "Statement of Dividends" and an "Account to Receive Dividends") were enclosed with the "Notice of the 92nd Ordinary General Meeting of Shareholders" sent as of June 6, 2007.

END